CSM

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

SEC
Mail Processing
Section

AUG 13 2008

Washington, DC
101

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08004515

Subject CSM nv, (SEC File No. 82-34886)

Date August 6, 2008

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following document:

- Press release July 145, 2008: CSM CSM plans to sell its PURAC gluconates production plant in the Netherlands.

The foregoing document represents information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

Mariëtte Mantel
CSM nv

PROCESSED
AUG 29 2008
THOMSON REUTERS

Enclosure(s)

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM PLANS TO SELL ITS PURAC GLUCONATES PRODUCTION PLANT IN THE NETHERLANDS

Diemen, the Netherlands, July 14, 2008 – CSM announces that negotiations with AVEBE have progressed so well that it has signed a Heads of Agreement with the intention to sell the gluconates production plant of its subsidiary PURAC in Ter Apelkanaal to AVEBE. The completion of the transaction is scheduled for September 30, 2008.

The intended transaction comprises the transfer of all 68 employees to AVEBE.

The intended sale of the production plant in Ter Apelkanaal is part of the strategic restructuring of PURAC's manufacturing footprint, which was announced in September 2007.

For more information, please contact:
Press: Mirko Creyghton, Director Corporate Communications, tel. +31 (0)20 5906320 / cell phone +31 6 53527622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.5 billion and has a workforce of around 8,700 employees in 23 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

END